SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person*

(Last) JOHNSON
(First) NIGEL
(Middle)

(Street) 4-2341 WEST BROADWAY
(City) VANCOUVER
(State) BRITISH COLUMBIA, CANADA
(Zip) V6K 2E6


2. Date of Event Requiring Statement (Month/Day/Year)
03/14/2005

3. Issuer Name and Ticker or Trading Symbol
Arch Management Services Inc. [AMSV.OB ]

4. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

Director:  X

10% Owner:  X

Officer (give title below):  X
President, CEO, CFO, Principal Accounting Officer, and Secretary

Other (specify below)

5. If Amendment, Date of Original Filed (Month/Day/Year)

6. Individual or Joint/Group Filing (Check Applicable Line)

Form filed by One Reporting Person:  X

Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4):  Common Stock

2. Amount of Securities Beneficially Owned (Instr. 4): 2,000,000

3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5):  D

4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)
2. Date Exercisable and Expiration Date (Month/Day/Year)
3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
4. Conversion or Exercise Price of Derivative Security
5. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)
6. Nature of Indirect Beneficial Ownership (Instr. 5)

Date Exercisable
Expiration Date
Title
Amount or Number of Shares


Explanation of Responses:
Remarks:

/s/ Nigel Johnson
** Signature of Reporting Person
Date: 02/23/2006


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5 (b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure. Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.